UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Reata Pharmaceuticals, Inc.
 (Name of Issuer)

Class A Common Stock, $0.001 par value per share
 (Title of Class of Securities)

75615P103
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 75615P103	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	1,703,326 (1)

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	1,703,326 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,703,326 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	339,919 (1)

	8	SHARED VOTING POWER	1,759,012 (1)

	9	SOLE DISPOSITIVE POWER	306,702 (1)

	10	SHARED DISPOSITIVE POWER	1,792,229 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,098,931 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
JAMES W. TRAWEEK, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	249,412 (1)

	8	SHARED VOTING POWER	1,788,921 (1)

	9	SOLE DISPOSITIVE POWER	216,195 (1)

	10	SHARED DISPOSITIVE POWER	1,822,138 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,038,333 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

Page 5 of 10 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Reata Pharmaceuticals, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2801 Gateway Drive, Suite 150, Irving, TX 75063.  This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016 (the “Schedule 13D”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  This Amendment No. 1 amends Items 1, 3, 5 and 7 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The purchases of Shares reported herein were made using funds from the working capital of the CPMG Funds that acquired the Shares.  A total of $1,839,121.50 was paid to acquire the 97,623 Shares purchased since the filing of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a, b) CPMG may be deemed to be the beneficial owner of 1,703,326 Shares (approximately 19.2% of the total number of Shares outstanding).  This amount includes 468,180 Shares and 1,235,146 Shares obtainable upon conversion of Class B Shares.  These Shares are held for the following accounts:
(A)	27,651 Shares and 307,776 Shares obtainable upon conversion of Class B Shares held for the account of Kestrel Fund;
(B)	259,476 Shares and 12,826 Shares obtainable upon conversion of Class B Shares held for the account of Willet Fund;
(C)	11,076 Shares and 123,279 Shares obtainable upon conversion of Class B Shares held for the account of CD Fund;
(D)	20,543 Shares and 150,186 Shares obtainable upon conversion of Class B Shares held for the account of Mallard Fund;
(E)	57,974 Shares and 638,338 Shares obtainable upon conversion of Class B Shares held for the account of Yellow Warbler;
(F)	134 Shares and 1,490 Shares obtainable upon conversion of Class B Shares held for the account of Redbird Life Sciences Partners;
(G)	150 Shares held for the account of Blackwell Account;
(H)	5,403 Shares held for the account of Crested Crane;
(I)	6,240 Shares held for the account of Flamingo Fund;
(J)	22,690 Shares held for the account of Gallopavo;
(K)	23,820 Shares held for the account of Roadrunner Fund;
(L)	32,910 Shares held for the account of Sandpiper Fund; and
(M)	113 Shares and 1,251 Shares obtainable upon conversion of Class B Shares held directly by CPMG.

Mr. McGaughy may be deemed to be the beneficial owner of  2,098,931 Shares (approximately 22.7% of

SCHEDULE 13D

Page 6 of 10 Pages

the total number of Shares outstanding).  This amount includes 500,794 Shares and 1,598,137 Shares obtainable upon conversion of Class B Shares, held as follows:
(A)	1,703,326 Shares beneficially owned by CPMG, over which Mr. McGaughy and Mr. Traweek share voting and investment control;
(B)	25,004 Shares and 278,309 Shares obtainable upon conversion of Class B Shares held by Mr. McGaughy, over which he has sole voting and investment control;
(C)	4,591 Shares and 51,095 Shares obtainable upon conversion of Class B Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy;
(D)	280 Shares and 3,109 Shares obtainable upon conversion of Class B Shares held by Traweek Children’s Trust, of which Mr. McGaughy is trustee and has sole voting and investment control; and
(E)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. McGaughy has sole voting control and shared investment control with the donee.

Mr. Traweek may be deemed to be the beneficial owner of 2,038,333 Shares (approximately 22.2% of the total number of Shares outstanding).  This amount includes 495,799 Shares and 1,542,534 Shares obtainable upon conversion of Class B Shares, held as follows:
(A)	1,703,326 Shares beneficially owned by CPMG, over which Mr. Traweek and Mr. McGaughy share voting and investment control;
(B)	35 Shares and 380 Shares obtainable upon conversion of Class B Shares held by Mr. Traweek, over which he has sole voting and investment control;
(C)
16,645 Shares and 185,263 Shares obtainable upon conversion of Class B Shares held by JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner and has sole voting and investment control;

(D)
7,056 Shares and 78,539 Shares obtainable upon conversion of Class B Shares held by 1 Thessalonians 5:18 Trust, of which Mr. Traweek is trustee and has shared voting and investment control with Emily W. Traweek;

(E)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Esme Grace McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control;
(F)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Mary Frances McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control; and
(G)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. Traweek has sole voting control and shared investment control with the donee.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (1) the 7,643,401 Shares outstanding immediately following the IPO (based on information from the Issuer), and (2) the number of Shares the Reporting Person has the right to acquire upon conversion of their Class B Shares into Shares on a one-for-one basis.

(c) Please refer to Exhibit F of this Schedule 13D for transactions in the Shares since the most recent filing of Schedule 13D on June 6, 2016, including the transaction date, number of Shares acquired or disposed of, price per Share (and, if weighted average price per Share, the range of prices),

SCHEDULE 13D

Page 7 of 10 Pages

identity of the person that effected the transaction, and where and how the transaction was effected.

(d) Certain persons identified in Items 2 and 4 of the Schedule 13D are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of Yellow Warbler relates to more than 5 percent of the class of Shares.

(e) This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit F:      Schedule of Transactions

SCHEDULE 13D

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

/s/ James W. Traweek, Jr.

June 28, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 10 Pages

EXHIBIT F

SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Price per Share
Crested Crane, LP	June 6, 2016	Open Market	1,090	$17.5596	(1)
Flamingo Fund, LP	June 6, 2016	Open Market	1,260	$17.5596	(1)
Mallard Fund, LP	June 6, 2016	Open Market	1,610	$17.5596	(1)
Gallopavo, LP	June 6, 2016	Open Market	4,580	$17.5596	(1)
Roadrunner Fund, LP	June 6, 2016	Open Market	4,810	$17.5596	(1)
Sandpiper Fund, LP	June 6, 2016	Open Market	6,650	$17.5596	(1)
Crested Crane, LP	June 7, 2016	Open Market	230	$17.6209	(2)
Flamingo Fund, LP	June 7, 2016	Open Market	270	$17.6209	(2)
Mallard Fund, LP	June 7, 2016	Open Market	340	$17.6209	(2)
Gallopavo, LP	June 7, 2016	Open Market	970	$17.6209	(2)
Roadrunner Fund, LP	June 7, 2016	Open Market	1,010	$17.6209	(2)
Sandpiper Fund, LP	June 7, 2016	Open Market	1,400	$17.6209	(2)
Crested Crane, LP	June 24, 2016	Open Market	495	$18.3501	(3)
Flamingo Fund, LP	June 24, 2016	Open Market	572	$18.3501	(3)
Mallard Fund, LP	June 24, 2016	Open Market	568	$18.3501	(3)
Gallopavo, LP	June 24, 2016	Open Market	2,079	$18.3501	(3)
Roadrunner Fund, LP	June 24, 2016	Open Market	2,182	$18.3501	(3)
Sandpiper Fund, LP	June 24, 2016	Open Market	3,014	$18.3501	(3)
Crested Crane, LP	June 24, 2016	Open Market	2,360	$19.4905	(4)
Flamingo Fund, LP	June 24, 2016	Open Market	2,728	$19.4905	(4)
Mallard Fund, LP	June 24, 2016	Open Market	2,712	$19.4905	(4)
Gallopavo, LP	June 24, 2016	Open Market	9,921	$19.4905	(4)
Roadrunner Fund, LP	June 24, 2016	Open Market	10,418	$19.4905	(4)
Sandpiper Fund, LP	June 24, 2016	Open Market	14,386	$19.4905	(4)

SCHEDULE 13D

Page 10 of 10 Pages

Crested Crane, LP	June 27, 2016	Open Market	848	$19.1749	(5)
Flamingo Fund, LP	June 27, 2016	Open Market	970	$19.1749	(5)
Mallard Fund, LP	June 27, 2016	Open Market	990	$19.1749	(5)
Gallopavo, LP	June 27, 2016	Open Market	3,540	$19.1749	(5)
Roadrunner Fund, LP	June 27, 2016	Open Market	3,720	$19.1749	(5)
Sandpiper Fund, LP	June 27, 2016	Open Market	5,130	$19.1749	(5)
Willet Fund	June 27, 2016	Open Market	6,770	$19.1749	(5)

1. This price reflects the weighted average purchase price for open-market purchases on June 6, 2016, within a $1.00 range. The actual prices for these transactions range from $17.2525 to $17.75, inclusive. The Reporting Person undertakes to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price within the ranges set forth in footnotes (1) through (5) to this Form 4.
2. This price reflects the weighted average purchase price for open-market purchases on June 7, 2016, within a $1.00 range. The actual prices for these transactions range from $17.275 to $18.25, inclusive.
3. This price reflects the weighted average purchase price for open-market purchases on June 24, 2016, within a $1.00 range. The actual prices for these transactions range from $17.85 to $18.75, inclusive.
4. This price reflects the weighted average purchase price for open-market purchases on June 24, 2016, within a $1.00 range. The actual prices for these transactions range from $18.85 to $19.50, inclusive.
5. This price reflects the weighted average purchase price for open-market purchases on June 27, 2016, within a $1.00 range. The actual prices for these transactions range from $18.675 to $19.50, inclusive.